IMMUNOPRECISE ANTIBODIES LTD.

3204 - 4464 Markham Street
Victoria, British Columbia
V8Z 7X8

September 15, 2023

Form 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

(for the financial year ended April 30, 2023)

This Statement of Executive Compensation is filed by ImmunoPrecise Antibodies Ltd. ("IPA" or the "Company") pursuant to Section 11.6 of National Instrument 51‐102 - Continuous Disclosure Obligations under Canadian securities law. All monetary amounts herein are expressed in Canadian Dollars ("$") unless otherwise stated.

For the purpose of this Statement of Executive Compensation: "NEO" or "named executive officer" means each of the following individuals:

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer ("CEO"), including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer ("CFO"), including an individual performing functions similar to a CFO;

(c) in respect of the Company and its subsidiaries, each of the three most highly compensated executive officers, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than $150,000;

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

General

Based on the foregoing definition, during the financial year ended April 30, 2023, the Company had six named officers ("NEOs"), namely:

(i) Dr. Jennifer L. Bath, who has been CEO and President since February 21, 2018;

(ii) Brad McConn, who was the VP of Finance from January 17, 2022, until August 5, 2022, and has been the CFO since August 6, 2022.

(iii) Dr. Ilse Roodink, who has been the Chief Scientific Officer since July 1, 2021;

(iv) Dr. Barry Duplantis, who has been VP of Client Relations since July 9, 2021, and has worked for the Company since ;

(v) Kari Graber, who has been VP of Commercial Services since November 1, 2021, and has worked for the Company since May 1, 2018; and

(vi) Lisa Helbling, who was CFO from January 11, 2019, until August 5, 2022;

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Company's executive compensation program is administered by the Board through the Compensation Committee. The primary objectives of the executive compensation program include:

  Attracting and retaining high-quality senior executives,
  aligning executive compensation with long-term success of the Company, and providing compensation that is competitive with that of comparable companies.

Compensation Elements

The Company's executive compensation program consists of three elements, detailed below:

Compensation Element	Purpose
Base salary

The Company provides a base salary to each NEO to attract and retain key employees and provide a cash payment to executives not tied to performance objectives or Common Share return. Base salary is determined and reviewed annually by the Compensation Committee.

Short-term cash incentives

The Company provides cash incentive payments based on the financial performance of the Company and the individual performance of executives. The target incentive for the CEO is 100% of base salary with U.S. $200,000 of that total guaranteed, while other NEOs range from 30% to 50% of base salary.

Stock option plan	The Company provides stock option awards to align executive compensation with the long-term success of the Company.

Base salary is reviewed annually by the Compensation Committee. During the fiscal year ended April 30, 2023, the Compensation Committee engaged Arnosti Consulting to complete a benchmarking analysis of the Company's executive compensation program. The services of Arnosti Consulting were initially retained in 2021. The goal was to benchmark and provide recommendations for executive cash and equity compensation components. A total of 24 publicly traded peer companies of similar focus and market capitalization were included to complete the study. The benchmark group contained the following companies:

Compensation Benchmark Companies
Absci Corporation	Cue Biopharma, Inc.	Lantern Pharma, Inc.
Alpine Immune Sciences, Inc.	CymaBay Therapeutics, Inc.	MEI Pharma, Inc.
AnaptysBio, Inc.	CytomX Therapeutics, Inc.	Pieris Pharmaceuticals, Inc.
Assembly Biosciences, Inc.	DURECT Corporation	Selecta Biosciences, Inc.
Athersys, Inc.	F-star Therapeutics, Inc.	Sutro Biopharma, Inc.
Catalyst Bioscience, Inc.	Harpoon Therapeutics, Inc.	Scholar Rock Holding Corp.
CorMedix Inc.	Infinity Pharmaceuticals, Inc.	Solid Biosciences Inc.
Calithera Biosciences, Inc.	Jounce Therapeutics, Inc.	XBiotech Inc.

As a result of the study, the compensation of each NEO was adjusted effective September 15, 2022, to ensure competitive compensation as compared to the benchmark group.

The following table sets forth the fees billed to the Company by Arnosti Consulting for the financial years ended April 30, 2022 and 2023:

Fee Category	Year Ended April 30, 2023 ($)	Year Ended April 30, 2022 ($)
Executive Compensation-Related Fees	7,610	10,672
All Other Fees	-	-
Total	7,610	10,672

Short-term cash incentives are based on the financial performance of the Company and the achievement of individual performance objectives by each NEO. The Board reviews the Company's performance against these targets annually and determines the NEO's short-term incentive payment. Performance targets during the fiscal year ended April 30, 2023 are detailed below:

Performance Objective	Weight	Achievement
Exceeded targeted revenue metric during the fiscal year ended April 30, 2023.	60%	The Company achieved 98% of its revenue target, and 98% of the objective was earned.
Achievement of individual performance goals.	40%	NEO individual performance achievement ranged from 69% to 95%.

The Board periodically awards stock options to NEOs under the Company's Stock Option Plan to align executive compensation with the long-term success of the Company. The amount and terms of outstanding options held by an executive are considered when determining whether and how new option grants should be made to the executive. The exercise periods are set at the date of grant.

Performance Graph

On April 30, 2023, the closing price of the Company's common shares on the Nasdaq Global Market exchange was $2.57. The following graph shows the cumulative return of $100 invested in the Company's common shares on May 1, 2018, to the total return of the Nasdaq Composite index.

Compensation paid to executives does not directly correlate with the above performance graph. The Company's compensation philosophy is detailed under the heading "Compensation Philosophy and Objectives" above and is not based on short-term performance of the Company's common shares.

Summary Compensation Table

The following table provides a summary of the compensation paid by the Company to each NEO of the Company for the financial years ended April 30, 2023, 2022, and 2021. All cash payments in the table below are made in U.S. dollars except for Dr. Roodink's and Dr. Duplantis's, which are made in Euros and Canadian Dollars, respectively. All amounts listed are in Canadian dollars, translated using the average daily exchange rate on the last day of the period provided by the Bank of Canada. The average daily exchange rates on the relevant date as reported by the Bank of Canada are:

Bank of Canada USD/CAD Average Daily Exchange Rate
April 30, 2023	1.3578
April 30, 2022	1.2792
April 30, 2021	1.2285
Bank of Canada EUR/CAD Average Daily Exchange Rate
April 30, 2023	1.4959
April 30, 2022	1.3492
April 30, 2021	1.4798

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation(1) ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Dr. Jennifer L. Bath(2) CEO, President, and Director	2023	713,558	-	1,069,310	678,031	-	-	-	2,460,899
	2022	648,659	-	594,711	613,112	-	-	-	1,856,482
	2021	502,761	-	1,254,647	514,329	-	-	-	2,271,737
Brad McConn CFO	2023	400,462	-	213,540	167,274	-	-	-	781,276
	2022	219,596	-	148,678	64,440	-	-	-	432,714
	2021	91,559	-	140,435	24,570	-	-	-	256,564
Dr. Ilse Roodink Chief Scientific Officer	2023	298,419	-	142,360	78,297	-	-	-	519,076
	2022	186,426	-	247,796	79,936	-	-	-	514,158
	2021	98,405	-	175,543	7,180	-	-	-	281,128
Dr. Barry Duplantis VP of Client Relations	2023	287,879	-	177,950	155,106	-	-	-	620,935
	2022	180,330	-	123,898	82,872	-	-	-	387,100
	2021	95,000	-	-	-	-	-	-	95,000
Kari Graber VP of Commercial Services	2023	262,395	-	177,950	76,312	-	-	-	516,657
	2022	223,860	-	-	53,623	-	-	-	277,483
	2021	198,689	-	59,745	52,923	-	-	-	311,357
Lisa Helbling(3) Former CFO	2023	131,163	-	-	-	-	-	-	131,163
	2022	422,136	-	37,926	215,840	-	-	-	675,902
	2021	352,170	-	179,235	181,182	-	-	-	712,587

(1) Non-equity incentive plan compensation includes bonuses earned during the financial year and payable as of the year-end date. Cash payments are made upon approval by the Board in the fiscal quarter following year-end.

(2) Dr. Bath received no compensation in her capacity as director of the Company.

(3) Lisa Helbling was acting as CFO of the Company until August 5, 2022. She was appointed as director of the Company on December 13, 2022. Compensation for her services as a director is reflected in the Director Compensation Table.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options on their grant date. The Company applies this methodology to value the stock options as accurately as possible using observable market inputs. The assumptions used in the model and the resulting fair value for each issuance is shown below:

Optionee	Year	Fair value of option ($)	Number of options awarded	Fair value of award ($)	Black-Scholes model inputs
					Common share price on grant date ($)	Exercise price ($)	Expected life (years)	Risk- free rate
Dr. Jennifer L. Bath	2023	3.559	300,452	1,069,310	4.100(1)	4.100(1)	5.00	3.57%
	2022	4.956	120,000	594,711	7.940	7.940	5.00	1.42%
	2021	5.975	210,000	1,254,647	8.150	8.500	5.00	0.31%
Brad McConn	2023	3.559	60,000	213,540	4.100(1)	4.100(1)	5.00	3.57%
	2022	4.956	30,000	148,678	7.940	7.940	5.00	1.42%
	2021	11.703	12,000	140,435	20.300	20.300	5.00	0.34%
Dr. Barry Duplantis	2023	3.559	50,000	177,950	4.100(1)	4.100(1)	5.00	3.57%
	2022	4.956	25,000	123,898	7.940	7.940	5.00	1.42%
Dr. Ilse Roodink	2023	3.559	40,000	142,360	4.100(1)	4.100(1)	5.00	3.57%
	2022	4.956	50,000	247,796	7.940	7.940	5.00	1.42%
	2021	11.703	15,000	175,543	20.300	20.300	5.00	0.34%
Kari Graber	2023	3.559	50,000	177,950	4.100(1)	4.100(1)	5.00	3.57%
	2022	-	-	-	-	-	-	-
	2021	5.975	10,000	59,745	8.150	8.500	5.00	0.31%
Lisa Helbling	2022	2.528	15,000	37,926	8.300	8.300	1.00	1.43%
	2021	5.975	30,000	179,235	8.150	8.500	5.00	0.31%

(1) Price in USD

Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each NEO as of April 30, 2023.

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. Jennifer L. Bath	12/31/18	70,000	5.000	12/31/23	-	-	-	-
	09/01/20	210,000	8.500	09/01/25	-	-	-	-
	01/07/22	120,000	7.940	01/07/27	-	-	-	-
	02/19/23	300,452	4.100(1)	02/19/28	-	-	-	-
Brad McConn	01/06/21	12,000	20.300	01/06/26	-	-	-	-
	01/07/22	30,000	7.940	01/07/27	-	-	-	-
	02/19/23	60,000	4.100(1)	02/19/28	-	-	-	-
Dr. Ilse Roodink	01/06/21	15,000	20.300	01/06/26	-	-	-	-
	01/07/22	50,000	7.940	01/07/27	-	-	-	-
	02/19/23	40,000	4.100(1)	02/19/28	-	-	-	-
Dr. Barry Duplantis	01/07/22	25,000	7.940	01/07/27	-	-	-	-
	02/19/23	50,000	4.100(1)	02/19/28	-	-	-	-
Kari Graber	11/07/18	20,000	4.100	11/7/23	-	-	-	-
	09/01/20	10,000	8.500	09/01/25	-	-	-	-
	02/19/23	50,000	4.100(1)	02/19/28	-	-	-	-

(1) Price in USD

(2) Lisa Helbling's outstanding options are shown below in the Director Compensation Table.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended April 30, 2023:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Dr. Jennifer L. Bath	-	-	678,031
Brad McConn	-	-	167,274
Dr. Ilse Roodink	-	-	78,297
Dr. Barry Duplantis	-	-	155,106
Kari Graber	-	-	64,440

(1) Lisa Helbling's outstanding options are shown below in the Director Compensation Table.

Director Compensation Table

The following table provides a summary of compensation paid by the Company to each director of the Company for the financial year ended April 30, 2023. Cash payments are made in U.S. dollars, translated using the USD/CAD average daily exchange rate on April 30, 2023.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. James Kuo	115,413	-	25,856	-	-	-	141,269
Greg Smith	75,729	-	25,856	-	-	-	101,585
Dr. Robert Burke	67,827	-	25,856	-	-	-	93,683
Lisa Helbling(2)	17,821	-	25,856	-	-	-	43,677
Dr. Anna Pettersson(3)	52,615	-	-	-	-	-	52,615

(1) The compensation of Dr. Jennifer L. Bath, a director and the Chief Executive Officer and President of the Company, is set out in the summary compensation table above. Dr. Bath did not receive any compensation for her role as a director of the Company.

(2) Lisa Helbling was appointed as director of the Company on December 13, 2022.

(3) Dr. Anna Pettersson did not seek re-election at the annual meeting for the year ended April 30, 2022.

Directors of the Company are paid a base annual retainer of USD$40,000 along with additional compensation for various positions, detailed below:

Position	Additional Annual Compensation (USD$)
Chair/Lead Independent Director	30,000
Chair of Audit Committee	15,000
Member of Audit Committee	7,500
Chair of Compensation Committee	10,000
Member of Compensation Committee	5,000
Chair of Nominating/Governance Committee	8,000
Member of Nominating/Governance Committee	4,000

Annual compensation is provided for the year beginning at the Annual General Meeting of Shareholders, and payments are made quarterly in arrears. Fees earned in the Director Compensation Table reflect cash compensation during the fiscal year ended April 30, 2023.

Annual equity compensation is set at 0.29% of total shares outstanding as of the most recent Annual General Meeting of Shareholders. Option-based awards shown in the table above reflect an award of 7,265 options to each Director during the fiscal year ended April 30, 2023.

Director Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each director as of April 30, 2023.

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out of distributed ($)
Dr. James Kuo	12/31/18	30,000	5.000	12/20/21	-	-	-	-
	01/06/21	5,000	20.300	12/31/23	-	-	-	-
	01/02/22	5,650	6.890	01/06/26	-	-	-	-
	02/19/23	7,265	4.100(1)	02/19/27	-
Greg Smith	12/31/18	40,000	5.000	12/31/23	-	-	-	-
	01/06/21	5,000	20.300	01/06/26	-	-	-	-
	01/02/22	5,650	6.890	01/02/26	-	-	-	-
	02/19/23	7,265	4.100(1)	02/19/27	-	-	-	-
Dr. Robert Burke	12/31/18	40,000	5.000	12/31/23	-	-	-	-
	01/06/21	5,000	20.300	01/06/26	-	-	-	-
	01/02/22	5,650	6.890	01/02/26	-	-	-	-
	02/19/23	7,265	4.100(1)	02/19/27	-	-	-	-
Lisa Helbling	01/11/19	60,000	5.000	01/11/24	-	-	-	-
	09/01/20	30,000	8.500	09/01/25	-	-	-	-
	01/13/22	15,000	8.300	01/13/27	-	-	-	-
	02/19/23	7,265	4.100(1)	02/19/27	-	-	-	-

Employment, Consulting and Management Agreements

Except as outlined below, the Company has not entered into a written management contract with any of its directors or officers.

Dr. Jennifer L. Bath entered into an executive employment agreement with the Company on February 7, 2018, pursuant to which Dr. Bath is paid USD$350,000 per annum for providing services as Chief Executive Officer of the Company. The Company will pay Dr. Bath a guaranteed annual bonus of USD$150,000 and a USD$200,000 annual bonus payable upon achievement of performance targets mutually agreed to with the Board. In the event of termination without cause, Dr. Bath will be entitled to the equivalent of 12 months' salary. During 2021, the Board approved an adjustment to Dr. Bath's base salary to USD$425,000 per annum and annual bonus to 100% of base salary with USD$150,000 guaranteed. During 2022, the Board approved an adjustment to Dr. Bath's base salary to USD$490,000 per annum and annual bonus of 100% of base salary with USD$200,000 guaranteed. During 2023, the Board approved an adjustment to Dr. Bath's base salary to USD$535,080 per annum and annual bonus of 100% of base salary with USD$200,000 guaranteed.

Dr. Ilse Roodink entered into an executive employment agreement with the Company on July 1, 2021, pursuant to which Dr. Roodink is paid €143,400 per annum for providing services as Chief Scientific Officer of the Company. The Company will pay Dr. Roodink an annual bonus payable upon achievement of targets mutually agreed to with the CEO. During 2022, the Board approved an adjustment to Dr. Roodink's base salary to €195,900 and an annual bonus of 40% of base salary. During 2023, the Board approved an adjustment to Dr. Roodink's base salary to €203,736 and an annual bonus of 40% of base salary.

Mr. Brad McConn entered into an executive employment agreement with the Company on August 6, 2022, pursuant to which Mr. McConn is paid USD$290,000 for providing services as Chief Financial Officer of the Company. The Company will pay Mr. McConn a 40% annual bonus payable upon achievement of targets mutually agreed to with the CEO. During 2023, the Board approved an adjustment to Mr. McConn's salary to USD$330,900 and an annual bonus of 40% of base salary.

Termination and Change of Control Benefits

The Company has entered into a change of control agreement (the "Change of Control Agreement") with Dr. Jennifer L. Bath, which provides for payments in the event of a change of control of the Company. The term "Change of Control" is defined as meaning that a person or group of persons acting jointly or in concert acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation, or otherwise), directly or indirectly, in one transaction or in a series of related transactions, (a) Control of the Company (as defined below), or (b) all or substantially all of the assets of the Company. The term "Control" is defined as meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company through the ownership of more than 50% of the voting securities.

If certain circumstances occur within 18 months following a change of control, the Change of Control Agreement provides for payments to be made to Dr. Bath. These circumstances include: (a) the assignment to Dr. Bath of any duties which are materially inconsistent, in an adverse respect, with her position, authority, status, duties, or responsibilities prior to the Change of Control, other than the assignment of duties related to the transition to a person who gains control of the Company or who acquires all or substantially all of the assets of the Company pursuant to the Change of Control (a "Successor") that are reasonably commensurate with Dr. Bath's position; (b) the removal or elimination of one or more of Dr. Bath's duties, responsibilities, or functions that were material to her position, authority, status, duties or responsibilities prior to the Change of Control; (c) a reduction in Dr. Bath's base salary or annual bonus compensation opportunity; (d) a requirement that Dr. Bath relocate to or be based at a location which is 50 kilometres or more from the location where she was based immediately prior to the Change of Control; (e) the failure to continue Dr. Bath's participation in substantially all of the insured group benefit plans (or substantially equivalent successor plans, programs, or policies) as were in effect for Dr. Bath immediately prior to the Change of Control, including medical, dental, life, and other benefits plans, but excluding short and long term disability coverage and out of country medical coverage ("Benefit Plans"); and (f) any other change in the terms and conditions of Dr. Bath's employment that would constitute a constructive dismissal at common law (each such circumstance, a "Triggering Event").

In the event that Dr. Bath's employment with the Company is terminated: (a) by Dr. Bath within three months after a Triggering Event where just cause for the Company to terminate Dr. Bath's employment does not exist; or (b) by the Company within 12 months of a Change of Control where just cause does not exist and other than (i) in response to a resignation by Dr. Bath that is not a resignation set out in (a) above; and (ii) where a Successor offers to employ or engage Dr. Bath immediately following a Change of Control on terms and conditions that, on the whole, are at least as favourable to Dr. Bath as she enjoyed immediately prior to the Change of Control, excluding the terms of the Change of Control Agreement (either such termination, an "Involuntary Termination"), then the Change of Control Agreement entitles Dr. Bath to receive: (v) an amount equal to 24 months of her salary; (w) an amount equal to twice the amount of her guaranteed bonus; (x) an amount equal to twice the amount of the discretionary bonus paid to her for the last full bonus year; (y) her guaranteed bonus for the year in which the Involuntary Termination occurred, prorated based on the number of days worked in the year; and (z) a discretionary bonus for the year in which the Involuntary Termination occurred, calculated based on the discretionary bonus paid to her for the last full bonus year, pro-rated based on the number of days worked in the year.

In addition, if an Involuntary Termination occurs, Dr. Bath's rights and entitlements upon termination under any incentive plans will be determined by the terms and conditions of such incentive plans, and the Company will continue to provide Dr. Bath with coverage under Benefit Plans for a period of 24 months following such Involuntary Termination, subject to the terms of such Benefit Plans and the consent of the applicable carrier. For any portion of such 24 month period during which the Company is unable to continue to provide coverage under a Benefit Plan due to the applicable carrier's refusal or the terms of such Benefit Plan, the Company will pay to Dr. Bath compensation equal to the cost to the Company of the Benefit Plan coverage that is not maintained, provided that Dr. Bath does not become entitled to participate in substantially similar benefits through another benefits provider.

The following table sets forth an estimated aggregate amount that Dr. Bath would have been entitled to receive pursuant to the Change of Control Agreement (assuming the continuation of coverage under all applicable Benefits Plans) if an Involuntary Termination had occurred on April 30, 2023:

Change of control compensation based on salary, guaranteed bonus, and discretionary bonus ($)	Entitlements under incentive plans	Total ($)
2,851,928	-	2,851,928

Except as disclosed in this Information Circular, no other NEO is entitled to any other benefits upon termination of their employment or a change of control of the Company.

Oversight and Description of Director and NEO Compensation

The Company's executive compensation program is administered by the Compensation Committee.  The Compensation Committee's responsibilities include reviewing and making recommendations to the Board with respect to the adequacy and form of compensation to all executive officers and directors of the Company, making recommendations to the Board in respect of granting of stock options to management, directors, officers and other employees and consultants of the Company, and monitoring the performance of the Company's executive officers.

During the financial year ended on April 30, 2023, the Compensation Committee consisted of Gregory S. Smith. Mr. Smith resigned as a director of the Company in early September 2023 concurrently with the appointment of three new board members. The Company is currently in the process of filling the vacancies on the Compensation Committee. The directors intend to appoint independent members, within the meaning of section 1.4 of National Instrument 52-110 - Audit Committees ("NI 52-110"), whom individually and collectively possess the requisite knowledge, skill and experience in governance and compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the committee's mandate.

Executive compensation awarded to the NEOs consists of a combination of base salary, short-term cash incentives, and options granted under the stock option plan. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and non-cash elements of the Company's compensation program.

In setting compensation rates for NEOs, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company's compensation payable to the NEOs is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each NEO and varies with the amount of time spent by each NEO in carrying out his or her functions on behalf of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Option Plan. In granting stock options, the Board reviews the total of stock options available under the Option Plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. The stock option grants may contain vesting provisions in accordance with the Company's Option Plan.

The Company is unaware of any significant events that have significantly affected compensation of its management team and directors. The Company did not make any changes to its compensation policies during or after the fiscal year ended April 30, 2023.

Directors, officers, and employees of the Company are not prohibited from the practice of selling "short" securities of the Company and the practice of buying or selling a "call" or "put" or any other derivative security or financial instrument in respect of any securities of the Company.

The Compensation Committee reviews, from time to time and at least once annually, the risks, if any, associated with the Company's compensation program at such time. As at the date hereof, the Compensation Committee has not identified any risks associated with the Company's compensation program that would be reasonably likely to have a material adverse effect on the Company. Under the compensation program, the Compensation Committee and the Board consider risks associated with executive compensation and does not believe that the Company's executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary and fixed or discretionary bonus, NEOs are compensated through the granting of options which is compensation that is both "at risk" and associated with long-term value creation. The value of such compensation is dependent upon shareholder return over the applicable vesting period, which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

Pension

The Company does not provide any pension benefits for directors or executive officers.

Forward Looking Information

This document contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this document includes, but is not limited to, statements regarding the Company's intentions and plans with respect to compensation of its executive officers and directors, statements regarding the composition of the Compensation Committee and the independence and qualifications of its future members,  and any other statements concerning anticipated future events, conditions or results that are not historical facts. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including the risk that future actions, decisions or policies affect the compensation program described herein, the risk that the composition of the Compensation Committee differ from the Company's intentions and those risks discussed in the Company's Annual Information Form dated July 10, 2023 (which may be viewed on the Company's profile at www.sedarplus.com), and the Company's Form 40-F, dated July 10, 2023 (which may be viewed on the Company's profile at www.sec.gov). Accordingly, readers should not place undue reliance on forward-looking information contained in this document. The forward-looking statements contained herein are made as of the date of this document and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.